

Mail Stop 4720

September 12, 2017

Zhou Xinming
Chief Executive Officer and Director
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

> **Re: Hexindai Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 28, 2017**
> **CIK No. 0001702318**

Dear Mr. Zhou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your written communications presented to potential investors in reliance on Section 5(d) of the Securities Act contain overly broad disclaimers as to the accuracy, completeness or correctness of the information contained therein. If you use any such materials going forward, please revise any disclaimers therein consistent with Sections 12(a) and 14 of the Securities Act and Rule 10b-5 of the Exchange Act.

<u>Limitations on Obligations and Liability, page 192</u>

2.   We note your statement in the third bullet on page 193 that "[Hexindai] and the depositary disclaim any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities." Please revise your disclosure to clarify that investors are entitled to rely on the tax information disclosed in the registration statement or advise.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel
                                        Office of Financial Services

cc: Zhang Qisen (Johnson)
        Stephanie Tang, Esq.